

# Alwyn van Wyk · 3rd

Head of Developer Success at ixo

City of Cape Town, Western Cape, South Africa · Contact info

500+ connections

ixo

Vaal University of Technology

## Experience

**Head of Developer Success**
ixo · Full-time
Mar 2022 - Present · 1 mo
Cape Town, Western Cape, South Africa

**Envel**
2 yrs 4 mos

**Advisor**
Part-time
Mar 2022 - Present · 1 mo
Cape Town, Western Cape, South Africa

**Chief Technology Officer**
Full-time
Dec 2019 - Mar 2022 · 2 yrs 4 mos
Cape Town, Western Cape, South Africa

**Founder**
Younglings Africa · Part-time
Jul 2018 - Present · 3 yrs 9 mos
Cape Town Area, South Africa

Passionate about and committed to the Younglings programme until the day I die! http://younglings.africa
We make a dent in the universe by nurturing and supporting our young, talented, school-leaver software devs along their apprenticeship journey towards becoming great software engineers with flair.

**Business Mentor**
yDS - Younglings Digital Studio · Part-time
Oct 2019 - Mar 2022 · 2 yrs 6 mos
Cape Town, Western Cape, South Africa

**WDA Team Member**
Woolworths Financial Services · Part-time
Jul 2018 - May 2020 · 1 yr 11 mos
Cape Town Area, South Africa

Lead "Dora the Explorer" initiative aimed at driving innovation for the WDA programme.
Lead the OnUs product development effort to explore innovative ways of engaging WFS customers in-store with small team of design and development professionals.

Show all 25 experiences →

## Education

**Vaal University of Technology**
National Diploma: Computer Systems, Programming, Electronics
1997 - 1998

Activities and societies: Rock Band

Complete

**Stellenbosch University**
BEng, Industrial: Electronic
1993 - 1995

Activities and societies: SAAK, Oude Libertas Wine Tours and Amphitheatre, Die Matie Photographer, Radio Matie DJ, Engineering Winter School Organiser

Incomplete